

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Via E-mail
Robert A. Riecker
Seritage Growth Properties
c/o Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re:** **Seritage Growth Properties**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-11**
> **Submitted March 18, 2015**
> **CIK No. 0001628063**

Dear Mr. Riecker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated February 20, 2015. We are still reviewing your analysis regarding the question as to whether the sale-leaseback transaction is a security within the meaning of Section 2(a)(1) of the Securities Act. However, it appears that Sears Holding Corporation may be the issuer of the subscription rights under Section 2(a)(4) of the Securities Act. Your disclosure throughout the filing indicates that Sears is the obligor of the subscription rights and therefore may be the issuer of those rights. Please provide us your analysis, including copies of any relevant exhibits you have yet to provide, such as the Form of Subscription, Distribution and Purchase and Sale Agreement.

Unaudited Pro Forma Consolidated Financial Data, page 60

2.      We note your response to comment 9 in our letter dated January 16, 2015 and your response to comment 4 in our letter dated February 20, 2015.  We continue to evaluate your responses.

The Transaction, page 2

3.      We note your response to comment 3 in our letter dated February 20, 2015.  Please revise your disclosure to clarify that Sears Holdings will be ultimately responsible for determining the aggregate purchase price for the Acquired Properties.  Please include similar disclosure regarding Sears Holding's responsibility as it relates to the aggregate rent for the Acquired Properties or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

4.      We note your response to comment 6 in our letter dated February 20, 2015.  Please consider revising your disclosure to describe the financial information of Sears Holdings that management intends to use to monitor creditworthiness in the prospectus.

Draft Legal Opinion

5.      Please refer to assumption (5) on page 2 of the opinion in which counsel assumes that the issuance of the shares and rights will be authorized and approved by the board of directors and that the Declaration of Trust will be filed with and accepted for record.  These assumptions appear to be overly broad.  See our Staff Legal Bulletin No. 19.  Please have counsel revise its opinion to remove these assumptions.  Alternatively, please explain why you believe that these are appropriate for counsel to assume.

6.      Please have counsel revise to opine upon whether the rights are a binding obligation of the company under the law of the jurisdiction governing the rights agreement.

Robert A. Riecker
Seritage Growth Properties
March 27, 2015
Page 3


        You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.


                                                Sincerely,

                                                /s/ Sonia Gupta Barros

                                                Sonia Gupta Barros
                                                Assistant Director

cc: Sebastian L Fain